July 13, 2007

Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Legends Business Group, Inc.
Form SB-2
Filed on February 13, 2007
File No. 333-140666

Dear Ms. Wolff:

Legends Business Group, Inc. (“Legends” or the “Company”) filed its Registration Statement on Form SB-2 on February 13, 2007. The Company then filed Amendment 5 to the Registration Statement on June 25, 2007. Pursuant to Rule 461, Legends requests acceleration of the effective date of such Registration Statement to July 17, 2007 at 4:00 PM, or as soon as practicable thereafter.

There are no participating underwriters involved in this offering. There has been no distribution of a preliminary prospectus. We acknowledge our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in our registration statement.

Legends represents, agrees and acknowledges to the Securities and Exchange Commission (the “Commission”) as follows.

1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Larry Powalisz

Larry Powalisz
President and CEO

Legends Business Group, Inc.
1375 State Road 436 Suite 1005 ● Casselberry, FL 32707 ● Phone: 407-263-4029 ● Fax: 407-263-3030